First Canadian Place

100 King Street West, Suite 5700

Toronto, Ontario  M5X 1K7  Canada

May 9, 2011

Office of the Chief Accountant

SECPS Letter File

Mail Stop 9-5

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:

Portlogic Systems Inc.

Commission File No. 333-151434

File No. 001-34905

Please see responses below to your comment letters dated February 4, 2011 and April 29, 2011:

Form 10-Q for the Quarter Ended November 30, 2010

1.

Explain why you believe that the loan receivable, note payable and convertible loan are fair valued at Level 2 instead of Level 3. A Level 2 fair value includes observables that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. In this regard, please identify the market data obtained. See ASC 820-10-35-48.

We believe these items are correctly fair valued at Level 2. As discussed in FASB ASC 820-10-35-48, level 2 inputs include:

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quoted prices for similar assets or liabilities in active markets.

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quoted prices for identical or similar assets or liabilities in markets that are not active.

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inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).

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inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Loan receivable

The loan receivable of $15,100 is directly attributable to one (1) CASH loan of $15,100 from another US publicly traded company. Credit risk and allowance for doubtful accounts have been assessed based on other publically traded companies with similar credit risk and management is satisfied that the cash loan will be paid in full.

Note payable

The note payable consists of 2 separate promissory notes totaling $305,000 ($80,000 + $ 205,000) with a specified (contractual) term for direct cash amounts that were loaned to the Company.

The Company issued the first note payable on July 18, 2008 in consideration of an unsecured cash loan of $80,000 which is payable by the Company by July 18, 2011 unless demanded earlier. Interest is payable at the prime rate plus 2%. Interest expense has been accrued and is included in selling and administrative expense and accrued liabilities. (The original Promissory Note was included as Exhibit 10.1 to the Form 8-K filed July 24, 2008 and is incorporated herein by reference.)

The Company issued the second note payable on August 26, 2009 in consideration of a draw down unsecured cash loan up to an aggregate of $300,000. The balance payable on this note payable was $205,000 as of November 30, 2010. Since the Company’s most recent quarter ended February 28, 2011, the balance payable on this note is $265,000 which is payable by the Company by August 26, 2011 unless demanded earlier. Interest is payable at the prime rate plus 2%. Interest expense has been accrued and is included in selling and administrative expense and accrued liabilities. (The original Promissory Note was included as Exhibit 10.1 to the Form 8-K filed September 1, 2009 and is incorporated herein by reference.)

Convertible loan

The convertible loan of $7000 is also for a specified (contractual) term. (The original Convertible Debenture Agreement was included as Exhibit 10.2 to the Form S-1 filed June 5, 2008 and is incorporated herein by reference.) The instrument is convertible at the option of the holder into common shares of the Company at a rate of $0.05 per share, and may be redeemed at any time prior to maturity at the option of the holder, should certain conditions prevail. The holder of the debenture has signed agreements waiving interest accrued from March 11, 2005 through to March 10, 2011. This convertible debenture is due on March 10, 2012.

As outlined above, as the aforementioned are not management estimates but rather based on verifiable cash amounts with specified contractual terms.

Form 8-K filed on January 5, 2011

2.

 You appear to have inadvertently filed under Item 9.01 of Form 8-K for the dismissal of MSCM LLP as your independent registered public accounting firm. Please amend to file under Item 4.01 of Form 8-K.

Administrative error. As requested Form 8-K was re-filed on March 29, 2011 correctly under Item 4.01. A revised letter, up to current date, from MSCM LLP, our prior independent registered public accounting firm has been provided and filed as an exhibit.

Form 10-K for the Fiscal Year Ended May 31, 2010

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Item 9A(T). Controls and Procedures, page 38

3.

 We note that your Principal Executive Officer and Chief Technology Officer concluded that your disclosure controls and procedures “cannot be relied upon.” Please revise your disclosures to state clearly, if true, that your certifying officers have reached a conclusion that your disclosure controls and procedures are not effective. We refer you Item 307 of Regulation S-K. This comment also applies to your quarterly reports for the periods ended August 31, 2010 and October 31, 2010

Under the supervision and with the participation of our management, including our Principal Executive Officer and our Chief Financial Officer, we conducted assessments of the effectiveness of our internal control over financial reporting for the fiscal year ended May 31, 2010, as well as for the quarterly reports for the period ended August 31, 2010 and November 30, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our evaluation, our management concluded that our internal control over financial reporting was not effective.

The following is a description of material weaknesses in our internal control over financial reporting:

Segregation of Duties: As previously disclosed in our annual report on Form 10-K for the fiscal year ended May 31, 2009, our management identified a control deficiency during the 2009 fiscal year because we lacked sufficient staff to segregate accounting duties. We believe the control deficiency resulted primarily because we have the equivalent of one and one-half persons performing all accounting-related on-site duties. As a result, we did not maintain adequate segregation of duties within our critical financial reporting applications, the related modules and financial reporting processes.

This control deficiency could result in a misstatement of balance sheet and income statement accounts in our interim or annual consolidated financial statements that would not be detected. Accordingly, management has determined that this control deficiency constitutes a material weakness. No audit adjustments to our audited financial statements as of May 31, 2010 or 2009 were necessary as a result of this condition.

To address and remediate the material weakness in internal control over financial reporting described above, beginning with the quarter ended August 31, 2009, we instituted a procedure whereby our Chief Executive Officer and other Board of Directors perform a higher level review of the quarterly and annual reports on Form 10-Q and Form 10-K prior to filing.

We believe that the step outlined above strengthens our internal control over financial reporting and mitigates the material weakness described above. As part of our 2010 and 2011 assessment of internal control over financial reporting, our management has evaluated this additional control and has determined that it is operating effectively.

Certifications, page 47

4.

We note that your Section 302 and Section 906 certifications are embedded within your annual report. Please revise to file the certifications as separate exhibits. We refer you to Item 601 of Regulation S-K. This comment also applies to your quarterly reports for the periods ended August 31, 2010 and October 31, 2010.

As requested, we have revised our filings and have included the certifications as separate exhibits. The revised filings for the quarterly reports for the periods ended November 30, 2011 and August 31, 2010, and for the annual report for the fiscal year end May 31, 2010 were re-filed on March 31, 2011.  For our most recent Form 10-Q for the quarter ended February 28, 2011, we made sure to file our Section 302 and Section 906 certifications as separate exhibits and will continue to do so.

We acknowledge that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact me directly.

PORTLOGIC SYSTEMS INC.

/s/ Jueane Thiessen

Jueane Thiessen

Principal Executive Officer

Email: jueane@portlogicsystems.com